UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026
Commission File Number 000-51138

GRAVITY CO., LTD.
———————————————————————————————————————
(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
———————————————————————————————————————
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GRAVITY CO., LTD.

Gravity Co., Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “AGM”) at the Conference Room #2 located at 3F, Business Tower, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795 Korea at 10:00 a.m. on March 27, 2026.

The AGM was held with a quorum present, and the agenda items were resolved by the shareholders in accordance with the Korean Commercial Code and the Company’s Articles of Incorporation as follows:

•Agendum 1: the shareholders approved the Company’s consolidated and separate financial statements as of and for the years ended December 31, 2025 and 2024 prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea, or Korean IFRS, and audited in accordance with Korean Standards on Auditing;

•Agendum 2: the shareholders approved the reappointment of ten directors, namely, Messrs. Hyun Chul Park, Yoshinori Kitamura, Kazuki Morishita, Kazuya Sakai, Koji Yoshida and Heung Gon Kim (who are executive directors), Messrs. Chung Lew, Yong Seon Kwon and Kee Woong Park and Ms. Geum Ok Sim (who are independent directors within the meaning of Nasdaq Stock Market Rule 5605(a)(2) (the “Nasdaq Rule”)), and the appointment of one additional director, Ms. Yeong Ah Park (who is an independent director within the meaning of the Nasdaq Rule); and

•Agendum 3: the shareholders approved the amount of KRW 4,000,000,000 as the maximum amount of compensation payable to directors as a group for fiscal year 2026.

Furthermore, the Company’s 2025 Annual Business Report (the “Business Report”) was presented to the shareholders at the AGM. A copy of the Business Report is furnished as Exhibit 99.3 to this report of foreign private issuer on Form 6-K (the “Report”).

APPOINTMENT OF DIRECTORS AND OFFICERS

The Company’s Board of Directors, consisting of the ten reelected directors and one elected director, held a meeting immediately following the AGM (the “Board Meeting”). At the Board Meeting, Mr. Yoshinori Kitamura was reappointed Chairman of our Board of Directors and newly appointed effective March 27, 2026 (the “Effective Date”) as Co-Chief Executive Officer alongside Mr. Hyun Chul Park (until now our sole Chief Executive Officer). Under this arrangement, as of the Effective Date, Messrs. Kitamura and Park will serve as Co-Chief Executive Officers and Mr. Kitamura will cease to serve as Chief Operating Officer and Chief Compliance Officer.

Messrs. Chung Lew, Yong Seon Kwon, and Kee Woong Park were reappointed as Audit Committee members at the Board Meeting.

FINANCIAL RESULTS

On March 27, 2026, the Company furnished consolidated and separate financial results for the fiscal year ended December 31, 2025 as Exhibits 99.1 and 99.2, respectively, to this Report.
The Company expects to file the Company’s consolidated and separate financial statements, including the notes thereto, which are prepared in the Korean language prepared in accordance with Korean IFRS and audited in accordance with Korean Standards on Auditing as of and for the years ended December 31, 2025 and December 31, 2024 (“2025/2024 Korean IFRS consolidated and separate financial statements”) with the Financial Supervisory Service of Korea no later than April 10, 2026. The condensed English translation version of the 2025/2024 Korean IFRS consolidated and separate financial statements are expected to be furnished with the United States Securities and Exchange Commission on a report of foreign private issuer on Form 6-K at the same time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer
Date: March 27, 2026

Exhibit Index

Exhibit No.	Description
99. 1	Gravity Reports Consolidated Financial Results for 2025

99. 2	Gravity Reports Separate Financial Results for 2025

99. 3	2025 Annual Business Report